UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

ANNOUNCES RESOLUTIONS ADOPTED AT ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING ON APRIL 23, 2014

Guadalajara, Jalisco, Mexico, April 24, 2014 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced the resolutions approved at the Company’s General Annual Ordinary Shareholders’ Meeting, which took place on April 23, 2014, to be the following:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

MEETING AGENDA

I.	The following were approved:

a)	The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2013, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an individual basis in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”) as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards, based on the Company’s most recent financial statements under both norms.

b)	The Board of Directors’ comments to the Chief Executive Officer’s report.

c)	The Board of Directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

d)	The report on operations and activities in which the Board of Directors intervened during the fiscal year ended December 31, 2013, pursuant to the Mexican Securities Market Law.

e)	The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law. The actions of the various committees were ratified, and they were released from further obligations.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Public Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	mabarona@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

f)	The report on the Company’s compliance with tax obligations for the fiscal year of January 1 to December 31, 2012. Instruction to Company officials to comply with tax obligations corresponding to the fiscal year of January 1 to December 31, 2013, in accordance with Article 26, Section III of the Mexican Fiscal Code.

g)	The decisions taken by the Board of Directors were ratified, including the designation Mr. Álvaro Fernández Garza as provisional director, and the Board of Directors was released from further obligations in the fulfillment of its duties. In addition, the actions of the President and Officers of the Company were ratified, and they were released from further obligations.

II.	The Company’s financial statements were approved on an individual basis in accordance with Mexican GAAP for purposes of calculating the legal reserves, net income and fiscal effects related to dividend payments and the capital reduction, as applicable; and the financial statements of the Company and its subsidiaries were approved on a consolidated basis in accordance with International Financial Reporting Standards for their publication to financial markets, with respect to operations during the January 1 to December 31, 2013 fiscal period. The external auditor’s report regarding the aforementioned financial statements was also approved.

III.	Approval to allocate from the Company’s net income for the fiscal year ended December 31, 2013, reported in the individual Financial Statements audited in accordance with Mexican GAAP presented in Resolution II of the Agenda above, which was Ps. 1,991,540,839.00 (ONE BILLION, NINE HUNDRED NINETY ONE MILLION, FIVE HUNDRED FOURTY THOUSAND, EIGHT HUNDRED AND THIRTY NINE PESOS), 5% (FIVE PERCENT) of this amount, or Ps. 99,577,042.00 (NINETY NINE MILLION, FIVE HUNDRED SEVENTY SEVEN THOUSAND, FORTY TWO PESOS), towards increasing the Company’s legal reserves, with the remaining balance of Ps. 1,891,963,797.00 (ONE BILLION, EIGHT HUNDRED NINETY ONE MILLION, NINE HUNDRED SIXTY THREE THOUSAND, SEVEN HUNDRED AND NINETY SEVEN PESOS), to be allocated to the account for net income pending allocation.

IV.	Approval of the allocation from the account for net income pending allocation, of an amount equal to Ps. 1,894,965,784.00 (ONE BILLION, EIGHT HUNDRED NINETY FOUR MILLION, NINE HUNDRED SIXTY FIVE THOUSAND, SEVEN HUNDRED AND EIGHTY FOUR PESOS), for declaring a dividend in the amount of Ps. 1,590,000,000.00 (ONE BILLION, FIVE HUNDRED NINETY MILLION PESOS), to be distributed equally among each share outstanding as of the payment date, excluding the shares repurchased by the Company as of each payment date in accordance with Article 56 of the Mexican Securities Market Law; any amounts of net income pending allocation remaining after the payment of such dividend will remain in the account for net income pending allocation.

Press Release	Page 2

The dividend will be paid in the following manner:

i)	Ps. 1,192,500,000.00 (ONE BILLION, ONE HUNDRED NINETY TWO MILLION, FIVE HUNDRED THOUSAND PESOS) before May 31, 2014;

ii)	Ps. 397,500,000.00 (THREE HUNDRED NINETY SEVEN MILLION, FIVE HUNDRED THOUSAND PESOS) before November 30, 2014.

V.	Approval of the proposal to cancel the share repurchase funds not used and previously approved at the Ordinary Shareholders’ Meeting that took place on April 16, 2013 for Ps. 280,728,734.00 (TWO HUNDRED EIGHTY MILLION, SEVEN HUNDRED TWENTY EIGHT THOUSAND AND SEVEN HUNDRED THIRTY FOUR PESOS) and approval of Ps. 400,000,000.00 (FOUR HUNDRED MILLION PESOS) as the maximum amount to be allocated toward the repurchase of the Company’s shares or credit instruments that represent those shares for the 12-month period after April 23, 2014, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI.	The designation of the four members of the Board of Directors and their respective alternates named by the Series “BB” shareholders was noted and reflected as follows:

Proprietary	Alternate
Eduardo Sánchez Navarro Redo	José Vicente Corta Fernández
Francisco Javier Marín San Andrés	María de los Reyes Escrig Teigeiro
Carlos del Río Carcaño	Julián Fernández Rodes
Rodrigo Marabini Ruiz	Vicente Grau Alonso

VII.	The ratification of Mr. Eduardo Gallástegui Armella as a member of the Company’s Board of Directors, as designated by the holder or group of holders of Series “B” shares that own, individually or collectively, 10% (ten percent) or more of the Company’s capital stock was noted.

VIII.	Approval of the ratification of Mr. Carlos Cárdenas Guzmán, Mr. Joaquín Vargas Guajardo, Mr. Ángel Losada Moreno and Mr. Roberto Servitje Achutegui, as well as the designation of Mr. Álvaro Fernández Garza and Mr. Juan Diez-Canedo Ruiz as members of the Company’s Board of Directors, designated by the Series “B” shareholders.

Press Release	Page 3

It was noted that the composition of the Company’s Board of Directors following the General Annual Ordinary Shareholders’ Meeting, is as follows:

Proprietary	Alternate
Eduardo Sánchez Navarro Redo	José Vicente Corta Fernández
Francisco Javier Marín San Andrés	María de los Reyes Escrig Teigeiro
Carlos Del Río Carcaño	Julián Fernández Rodes
Rodrigo Marabini Ruiz	Vicente Grau Alonso
Carlos Cárdenas Guzmán	Not applicable
Joaquín Vargas Guajardo	Not applicable
Álvaro Fernández Garza	Not applicable
Juan Diez-Canedo Ruiz	Not applicable
Ángel Losada Moreno	Not applicable
Roberto Servitje Achutegui	Not applicable
Eduardo Gallástegui Armella	Not applicable

IX.	Approval of the ratification of Mr. Eduardo Sánchez Navarro Redo as the Company’s Chairman of the Board of Directors, and of Mr. José Vicente Corta Fernández as alternate, in accordance with Article 16 of the Company’s by-laws.

X.	Approval of the ratification of the compensation paid to the members of the Company’s Board of Directors during the 2013 fiscal year and approval of the compensation to be paid in 2014, which will be equal to the compensation paid in 2013.

XI.	Approval of the designation of Mr. Álvaro Fernández Garza by the Series “B” shareholders as the member of the Board of Directors to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s by-laws.

XII.	Approval of the ratification of Mr. Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee.

XIII.	The report concerning compliance with Article 29 of the Company’s by-laws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders was approved and noted.

Press Release	Page 4

GENERAL EXTRAORDINARY SHAREHOLDERS’

MEETING AGENDA

                    I.            Approval of the capital reduction of the Company by Ps. 1,510,000,000.00 (ONE BILLION FIVE HUNDRED AND TEN MILLION PESOS). In connection with the above, the related amendment to Article 6 of the Company’s by-laws was approved.

                   II.            Approval to change the Company’s legal domicile, to the city of Guadalajara, in the State of Jalisco, Mexico, amending Articles 3 and 52 of the Company’s by-laws.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: April 25, 2014